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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 10-C

                   REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                            INTERDEALER QUOTATION SYSTEM

   Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                        and Rule 13a-17 or 15d-17 thereunder

                                   Alpharel, Inc.
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                     (Exact name of issuer as specified in charter)

                  9339 Carroll Park Drive, San Diego, California 92121
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                         (Address of principal executive offices)

Issuer's telephone number, including area code (619) 625-3000
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                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING


Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security                       Common Stock
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2. Number of shares outstanding before the change     16,869,303
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3. Number of shares outstanding after the change      18,034,370
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4. Effective date of change                          February 20, 1996
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5. Method of change:
   Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock of treasury, etc.) Conversion of
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   outstanding convertible securities; new issuance
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   Give brief description of transaction  The issuer issued; a)1,063,234 shares
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   of Common Stock in connection with the conversion of a Convertible Loan
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   Note dated December 27, 1995 and the outstanding Series B Convertible
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   Preferred Stock and b)  101,833 shares to certain of its employees.
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                          II. CHANGE IN NAME OF ISSUER

1. Name prior to change ____________________________________________________

2. Name after change __________________________________________________________

3. Effective date of charter amendment changing name __________________________

4. Date of shareholder approval of change, if required ________________________

Date       February 21, 1996
     -----------------------------      /s/ John W. Low, Chief Financial Officer
                                        ________________________________________
                                              (Officer's signature & title)